

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

James C. Hunt
Chief Executive Office
Hunt Companies Acquisition Corp. I
4401 North Mesa Street
El Paso, TX 79902

> **Re: Hunt Companies Acquisition Corp. I**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-254542**

Dear Mr. Hunt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

Amendment No 1 to Form S-1

Capitalization, page 84

1.   We note that your statements of operations disclose formation costs that are 100% of net loss for the periods ended June 30, 2021 and March 8, 2021 and that you have deferred significant offering costs at June 30, 2021. Please revise to disclose the nature of your formation and offering costs in an accounting policy with reference to the accounting literature upon which it is based, and explain your significant transactions.

<u>Part II. Exhibits</u>
<u>Exhibit 5.2, page II-3</u>

2.   We note that counsel has assumed the due authorization and execution of the Resolutions approving the offering for sale of the Ordinary Shares. This appears to be an inappropriate assumption in that it assumes that you have taken all corporate actions necessary to authorize the issuance of the securities. Please have counsel revise assumption 3 on page 3 to eliminate this assumption or advise.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance